UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2024

ARMED FORCES BREWING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11072

Delaware

(State or other jurisdiction of

incorporation or organization)

85-3630389

(I.R.S. Employer Identification No.)

211 W 24th Street

Norfolk, VA 23517

(Address of principal executive offices)

757-900-2322

(Issuer’s telephone number, including area code)

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements and related notes appearing at the end of this Form 1-SA and the latest version of the Offering Circular filed by the Company. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the latest version of the Offering Circular at the time of this 1-SA filing which may be found here:

https://www.sec.gov/edgar/browse/?CIK=1832987

Introduction

Armed Forces Brewing Company, Inc. (“We” “Armed Forces Brewing” or the “Company”) is a Delaware corporation. The Company was initially formed as a Delaware Limited Liability Company named Seawolf Brewing Company LLC on January 11, 2019 and converted into a Delaware corporation, Seawolf Brewing Company Inc. on September 8, 2020. On or about December 4, 2020, the Company filed a Certificate of Amendment of Certificate of Incorporation with the state of Delaware whereby the Company’s name was changed to Armed Forces Brewing Company, Inc. The Company is a Delaware corporation for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware. The Company manufactures and sells beer and merchandise that tributes the United States Military and Veterans.

Management’s discussion and analysis of financial condition and results of operations as of August 26, 2024 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1832987/000183298724000007/afbc1apos082624.htm

A.Operating Results Overview

Results of Operations

The period of January 1, 2024 to June 30, 2024

The company achieved significant revenue growth compared to the previous year. Revenue growth drivers included expansion of our existing distribution footprint and increased demand for our products, as well as the opening of our brewing facility and taproom in Norfolk, Virginia. In the first six months of 2024 compared to the same period in 2023, we more than doubled our revenues/

Overall, the business had a net loss, primarily due to being an early stage company with several factors affecting its performance, including that it has invested significantly in the new facility in Virginia and in 2023 was still contract brewing all of its beer and incurring costs associated with licensing and distribution in new states. In 2024, we also were contract brewing beer for distributions in some parts of the country, and therefore also had those costs.

As the Company looks towards the remainder of 2024 and beyond, we plan expansion into new markets and plan for increased distribution in our existing markets. We are already brewing beer in our new facility and are no longer 100% reliant on contract brewing. There will be a continued focus on distribution and revenue growth while also implementing cost and operational improvements wherever feasible and prudent. The company also plans to continue building its customer base and its fan base through its Regulation A offering. In addition, the new facility in Norfolk creates additional revenue opportunities through its taproom and merchandise sales, as well as through its ability to produce beer for distribution rather than the company relying solely on contract brewing for all of its sales.

Revenue. Total revenue for the period of January 1, 2024 to June 30, 2024 was $676,156 (unaudited) , a significant increase over the revenues of $271,826 (unaudited) from the prior year same time period. The increase in revenues was primarily due to the increase in wholesale beer sales and sales at our Norfolk facility.

Cost of Sales. Cost of sales for the period of January 1, 2024 to June 30, 2024 was               $(748,782) (unaudited). Cost of sales for the period primarily comprised of contract brewing our beer and packaging costs, and the cost of ramping up brewing at our new Norfolk facility.

Operating Expenses. Operating expenses for the period of January 1, 2024 to June 30, 2024 were $1,661,924.00 (unaudited). Operating expenses for the period were comprised of sales and marketing costs, professional fees, legal services, events, rent and general and administrative costs including payroll to cover existing and new employees and contractors, as well as costs associated with ramping up the new brewing facility and taproom. The largest increases in this category were for salaries (for staffing the new facility) and rent.

Net Loss. Net loss for the period of January 1, 2024 to June 30, 2024 was $(1,761,037) (unaudited). This net loss was the result of operating expenses exceeding early stage operating revenues as we continue to build out our infrastructure and team and to grow our brand and substantial additional costs from the acquisition and ramping up of the new brewing facility and taproom.

B.Liquidity and Capital Resources

Net cash as of June 30, 2024 was $12,239 . This is a significant reduction compared to fiscal year 2023 because of the substantial costs from the acquisition of the brewing facility, ramping up that facility and hiring new employees.

During the period of January 1, 2024 to June 30, 2024 operating activities used $1,661,924 (unaudited).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2024 to June 30, 2024 was $(136,328) (unaudited).

Cash provided by financing activities related to stock issuance and related party advances (net) during the period January 1, 2024 to June 30, 2024 was $817,585 (unaudited).

C.Plan of Operations

Our plan of operation for the period of January 1, 2024 to June 30, 2024 and for the remainder of 2024 was as follows:

The Company’s plan of operation was to continue the process of manufacturing and selling beer and merchandise and expanding distribution of the Company’s products, as well as continuing to raise capital through the Company’s second Regulation A offering.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during the remainder of 2024 and into 2025.  The Company does not expect to be able to satisfy its cash requirements through sales during the remainder of 2024 and therefore will attempt to raise additional capital through the sale of its shares in its ongoing second Regulation A offering, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

The Company started to take its products to market in 2021 so the Company has limited ability to identify all recent trends in revenue or expenses since the latest financial year. The Company is able to identify limited known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

Despite it being early in our company development, we believe that there is an active market for our products in the United States. According to the Brewers Association, overall U.S. beer production and imports were down 5% in 2023, while craft brewer volume sales declined by 1%, raising small and independent brewers’ share of the U.S. beer market by volume to 13.3%. Retail dollar sales of craft increased 3%, to $28.9 billion, and now account for 24.7% of the $117 billion U.S. beer market (previously $115 billion). However, consumer preferences in craft beer are constantly evolving and can be difficult to predict. Failure to adapt to changing consumer preferences may result in a decrease in sales.

Furthermore, as a participant in the three-tier system of manufacturers, distributors, and retailers, we face competition for the distributors’ attention and retail space. If we fail to maintain our distributors’ attention or retail space, it could lead to a decrease in sales. Additionally, if the market price for brewing ingredients such as hops, malt, barley, or others rises, it could increase our product cost and threaten our ability to meet demand.

To mitigate these pressures, we have expanded our distribution and will continue to manage our growth by prudently expanding our wholesale presence across new states, while remaining focused on growing our presence in the existing states. In 2024, we opened our brewing facility and taproom in Norfolk, Virginia which we expect to give us higher margins on beer we brew and sell from our facility and to give us increased revenues from retail sales at the facility.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies noted in our financial statements as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The list of significant accounting policies are outlined in Note 3 to the Financial Statements..

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does not require collateral for trade receivables.  Receivable balance as of June 30, 2024 and December 31, 2023, was $45,835 and $67,117, respectively. The Company recorded bad debt expense of $16,162 in 2023 as a result of an internal assessment. As the Company expects to be repaid in full during 2024, no allowance has been recorded as of June 30, 2024.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients, and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor, and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future. As of June 30, 2024 and December 31, 2023 the Company had inventory on hand of $394,951 and $724,883, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally five to ten years.

Depreciation expenses for June 30, 2024 and December 31, 2023 was $35,272 and $24,017, respectively.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management’s view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2024 and 2023.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness.  Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Security Deposits

The Company has paid security deposits in total of $104,521 as of June 30, 2024 and December 31, 2023 inclusive of office space leased as well as deposits totaling $100,000 paid to its manufacturer (See note 6). The office lease deposits are refundable to the Company upon expiration of the lease.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at June 30, 2024 and December 31, 2023. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers  (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i.Identification of the promised goods in the contract;

ii.Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

iii. Measurement of the transaction price, including the constraint of variable consideration;

iv.Allocation of the transaction price of the performance obligations; and

v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company is a wholesale brewery. The Company's performance obligation is satisfied upon the delivery of beer to the distributors.

Shipping and Handling

The Company records freight costs billed to distribution centers for shipping and handling as revenue. Shipping and handling expenses related to costs incurred to deliver product are recognized within cost of revenue.  The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use (“ROU”) assets of $4,407,120 and lease liabilities of $4,423,977.

As part of the adoption process the Company made the following elections:

•The Company elected the hindsight practical expedient, for all leases.

•The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.

•The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 11 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF ARMED FORCES BREWING COMPANY, INC.
Interim Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023 (audited)	31
Interim Income Statements for the Six Months Ended June 30, 2024 and June 30, 2023 (unaudited)	32
Interim Statements of Changes in Stockholders’ Equity as of June 30, 2024 (unaudited) and December 31, 2023 (audited)	33
Statements of Cash Flows for the Six-Months Period Ended June 30, 2024 and June 30, 2023 (unaudited)	34
Notes to Consolidated Financial Statements	35

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Norfolk, VA on September 27, 2024.

ARMED FORCES BREWING COMPANY, INC.

By: /s/ Alan Beal
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Alan Beal	Chief Executive Officer of Business Operations & Director
Armed Forces Brewing Company, Inc.
September 27, 2024

By: /s/ Alan Beal	Chief Financial Officer & Director
Armed Forces Brewing Company, Inc.
September 27, 2024

ARMED FORCES BREWING COMPANY, INC.

Unaudited Financial Statements for the

Period Ending June 30, 2024

Armed Forces Brewing Company, Inc.
BALANCE SHEETS
As of June 30, 2024 and December 31, 2023

	Unaudited	Audited
ASSETS	June 30, 2024	December 31, 2023

Current Assets
Cash and cash equivalents	$ 12,239	$ 282,549
Accounts Receivable	45,835	67,117
Prepaid expense	424	99,713
Inventory	394,951	724,883
Total Current Assets	453,450	1,174,262

Other Assets
Deposits	104,521	104,521
Investment in Iron Bound Properties	692,893	692,893
ROU asset	4,218,488	4,407,120
Total Other Assets	5,015,902	5,204,533

Fixed Assets
Fixed Assets, Net	677,188	575,772
Intangible Assets, Net	480	840
Total Fixed Assets	677,668	576,612

Total Assets	6,147,019	6,955,408

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable	$ 413,179	$ 154,278
Accrued Expenses	5,081	4,165
Accrued Payroll	61,396	21,733
Convertible Notes	100,000	100,000
Accrued Interest- Convertible	29,852	25,863
Lease liability - Current portion	336,807	336,807
Total Current Liabilities	946,314	642,846

Long-Term Liabilities
Lease liability - Net of current portion	3,918,767	4,087,171
Due to Member - JB	21,030	21,030
Total Long-Term Liabilities	3,939,797	4,108,201

Total Liabilities	4,886,111	4,751,046

Stockholders' Equity
Common Stock, $0.00001 par value;	46	46
6,000,000 authorized; 4,599,358 and 4,567,745 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively
Additional Paid in Capital- Common	114,956	114,962
Additional Paid in Capital- Class C Reg A Common Stock	6,220,682	5,403,092
Additional Paid in Capital- Class C Reg D Common Stock	1,315,733	1,315,733
Retained Earnings	(6,390,509)	(4,629,472)
Total Stockholders' Equity	1,260,907	2,204,361

Total Liabilities and Stockholders' Equity	6,147,019	6,955,407

The accompanying footnotes are an integral part of the financial statements.

Armed Forces Brewing Company, Inc.
INCOME STATEMENTS
For the Six Months Ending June 30, 2024
For the Six Months Ending June 30, 2023

	Unaudited	Unaudited
	June 30, 2024	June 30, 2023

Revenues	$ 676,156	$ 271,826
Discounts and refunds	(24,843)	(9,538)
Cost of revenues	(748,782)	(276,689)
Gross Profit/(Loss)	(97,469)	(14,400)

Operating Expenses
General and Administrative	241,278	102,805
Bad Debt Expense	-	16,162
Selling and Marketing	85,379	203,384
Salaries and Wages	640,861	241,630
Professional Fees	61,227	29,591
Legal Services	48,273	109,405
Brewery Rent	340,966	-
Corporate Lease	13,975	8,022
Events	53,169	1,981
Facilities	137,088	3,611
Equipment lease	4,435	-
Depreciation and Amortization	35,272	9,397
Total Operating Expenses	1,661,924	725,988

Other Income/ (Expense)
Interest Income	310	-
Other Income	2,407	249
Interest Expense	(4,186)	(4,000)
Charitable donation	(176)	-
Total Other Income/ (Expenses)	(1,644)	(3,751)

Net Income (Loss)	$ (1,761,037)	$ (744,140)

The accompanying footnotes are an integral part of the financial statements.

33

Armed Forces Brewing Company, Inc.
STATEMENTS OF CASH FLOWS
For the Six Months Ending June 30, 2024
For the Six Months Ending June 30, 2023

	Unaudited	Unaudited
	June 30, 2024	June 30, 2023
Cash Flows from Operating Activities
Net Income (Loss)	$ (1,761,037)	$ (744,140)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	35,272	9,397
Rebate on obsolete beer disposal	-	(249)
ROU Asset and Lease Liability	20,228	-
Changes in operating assets and liabilities:
Accounts receivable	21,281	(30,074)
Inventory	329,932	(53,334)
Prepaids	99,290	-
Deposits	-	20,479
Accrued expenses	299,478	(103,987)
Accrued Interest	3,989	4,000
Net cash provided by (used in) operating activities	(951,567)	(897,908)

Cash Flows from Investing Activities
Machinery and Equipment	(136,328)	-
Net cash used in investing activities	(136,328)	-

Cash Flows from Financing Activities
Issuance of Common Stock	817,585	804,673
Net cash used in financing activities	817,585	804,673
Net change in cash and cash equivalents	(270,309)	(93,235)

Cash and cash equivalents at beginning of period	282,549	1,128,108
Cash and cash equivalents at end of period	$ 12,239	$ 1,034,873

The accompanying footnotes are an integral part of the financial statements.

ARMED FORCES BREWING COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Armed Forces Brewing Company, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was formed in Delaware on January 11, 2019 (See Note 2 – Principles of Combination). The Company had undergone an entity classification change and restructuring from an LLC (Seawolf Brewing Company LLC) to a Corporation (Seawolf Brewing Company, Inc.) with a subsequent name change to Armed Forces Brewing Company, Inc.  The Company is a brewery that was founded in the spirit of the U.S. military. The Company’s headquarters are in Annapolis, MD.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of June 30, 2024, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – PRINCIPLES OF COMBINATION

Prior to the Company being formed, some of the Company’s founders had previously formed Seawolf Brewery, LLC, a Delaware Limited Liability Company on June 4, 2015, for the purpose of opening a restaurant and a companion brewery in Annapolis, Maryland. When that business plan proved to not be viable, the founders of the Company created a new entity called Seawolf Brewing Company LLC, formed as a Delaware Limited Liability Company on January 11, 2019. On August 21, 2020, Seawolf Brewing Company LLC converted into Seawolf Brewing Company Inc., a Delaware Corporation. Subsequently on December 4, 2020, the founders changed the name of Seawolf Brewing Company Inc. to Armed Forces Brewing Company Inc. On February 1, 2021, Seawolf Brewery LLC entered into an assignment agreement to assign certain assets to Armed Forces Brewing Co. Inc., including but not limited to assigned trademarks, intellectual property, and exclusive right to grant licenses and rights with respective to the intellectual property. Other than this assignment, Seawolf Brewery LLC has remained dormant since the creation of the entity that is now Armed Forces Brewing Company Inc. until the dissolution of the entity in 2021.

On July 5, 2023, AFBC Holdings of Virginia, LLC was formed as a wholly owned subsidiary of the Company. AFBC Holdings was formed for the purpose of holding a minority stake in a newly formed joint venture, Ironbound AFBC Properties LLC (see Note 7). The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2023. The financials are presented at each entity’s respective historical accounting basis.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company has cash deposited with a financial institution which at times may exceed the federal insurance limits of $250,000. The Company has not experienced any losses with amounts over the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does not require collateral for trade receivables.  Receivable balance as of June 30, 2024 and December 31, 2023, was $45,835 and $67,117, respectively. The Company recorded bad debt expense of $16,162 in 2023 as a result of an internal assessment. As the Company expects to be repaid in full during 2024, no allowance has been recorded as of June 30, 2024.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients, and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor, and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future. As of June 30, 2024 and December 31, 2023 the Company had inventory on hand of $394,951 and $724,883, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally five to ten years.

Depreciation expenses for June 30, 2024 and December 31, 2023 was $35,272 and $24,017, respectively.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management’s view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2024 and 2023.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness.  Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Security Deposits

The Company has paid security deposits in total of $104,521 as of June 30, 2024 and December 31, 2023 inclusive of office space leased as well as deposits totaling $100,000 paid to its manufacturer (See note 6). The office lease deposits are refundable to the Company upon expiration of the lease.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers  (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i.Identification of the promised goods in the contract;

ii.Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

iii. Measurement of the transaction price, including the constraint of variable consideration;

iv.Allocation of the transaction price of the performance obligations; and

v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company is a wholesale brewery. The Company's performance obligation is satisfied upon the delivery of beer to the distributors.

Cost of Goods Sold

Costs of goods sold consist of raw materials, packaging and brewing costs incurred.

Shipping and Handling

The Company records freight costs billed to distribution centers for shipping and handling as revenue. Shipping and handling expenses related to costs incurred to deliver product are recognized within cost of revenue.  The Company accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at June 30, 2024 and December 31, 2023. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Recent Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use (“ROU”) assets of $4,407,120 and lease liabilities of $4,423,977.

As part of the adoption process the Company made the following elections:

•The Company elected the hindsight practical expedient, for all leases.

•The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.

•The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 11 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Subsequent Events

As of the date of management's review, the Company has raised additional capital of approximately $251,661. The Company has issued Class C Common Stock in exchange for such capital at agreed upon valuations.

Date of Management’s Review

The financial statements include management’s evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through September 23, 2024, the date at which these financial statements were available to be issued.

NOTE 4 – FIXED ASSETS

Fixed assets on June 30, 2024 and December 31, 2023 consists of the following fixed assets:

	June 30, 2024	December 31, 2023
Vehicle	$ 85,839	$ 85,839
Computers and Equipment	82,223	82,223
Leasehold improvements	296,731	161,407
Furniture and fixtures	137,955	137,955
Assets not yet in service	142,125	141,120
Accumulated Depreciation	(67,685)	(32,773)
Total	$ 677,188	$ 575,772

During November 2020, the Company capitalized costs incurred for patents and trademarks in the amount of $1,800 and recorded total amortization expense of $360 and $720, for June 30, 2024 and December 31, 2023, respectively.

NOTE 5 – INVENTORIES

Inventory on June 30, 2024 and December 31, 2023 consists of the following:

	June 30, 2024	December 31, 2023
Finished Goods	$ 259,948	$ 192,592
Work in progress	21,043	314,052
Ingredients	43,993	62,341
Packaging and Cans	16,622	103,744
Merchandise	53,345	52,154
Total	$ 394,951	$ 724,883

NOTE 6 – BREWING AGREEMENT

On April 25, 2022, the Company entered into a brewing and packing agreement with Brew Hub, LLC.  Brew Hub owns and operates a brewery in Lakeland and intends to build or acquire additional breweries in the United States.  The Company and Brew Hub are entering into this agreement to provide for the production and sale to the Company of the Company’s beers. The contract will end on December 31, 2024. The Company has deposits totaling $100,000 with Brew Hub as part of the agreement.

NOTE 7 –INVESTMENTS

On April 7, 2023, the Company’s wholly owned subsidiary entered into an operating agreement with Evan Almeida for the purposes of the formation of a limited liability company “Iron Bound AFBC Properties”. Iron Bound AFBC Properties was formed for the purpose of acquiring, owning and holding the real property known as O’Connor Brewery.

The Company has entered into a 10-year lease with Iron Bound AFBC Properties (see Note 10).

Capital Contributions

Each member has contributed the following capital to the LLC for the amount set forward below:

Member	Contributed Capital	Percentage Interest
Evan Almeida	$1,671,429	72%
AFBC Holdings of Virginia, LLC	$650,000	28%

Except as specifically provided in the operating agreement or required by law, no Member has the right to withdraw or reduce their contributions to the capital of the Limited Liability Company until the termination of the Limited Liability Company.

The Company uses the Equity method account policy in respect to their total investment in the joint venture. As of June 30, 2024, the total investment amount recognized by the Company is $692,893.

NOTE 8 –LOANS

Related Party Loans

From time to time, the founders of the Company issues loans to the Company to fund the business. No repayments were made in the year 2023. As of June 30, 2024 and December 31, 2023, the balance of the loans is $21,030 and $21,030, respectively.

Convertible Notes

In October 2020, the Company issued a convertible note totaling $100,000 (“2020 Notes”). The 2020 Notes are automatically convertible into common stock on the completion of an equity financing event of not less than $1,000,000 (“Qualified Financing”). The conversion price is the lesser of 80% of the price per unit of common stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $30,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of June 30, 2024 and December 31, 2023, the convertible note is still outstanding and has accrued $29,852 and $25,863 of accumulated interest payable, respectively.

NOTE 9 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 10 – EQUITY

The Company’s authorized, issued and outstanding shares by class is as follows:

Class	Authorized	Issued	Outstanding
Class A Common	3,000,000	2,589,221	2,589,2221
Class B Common	1,000,000	797,953	797,953
Class C Common	2,000,000	1,212,184	1,547,198

Common Stock

Voting

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b )(2) of the General Corporation Law.

A total of 335,014 Class C share options and warrants are included in outstanding shares.

NOTE 11 – RELATED PARTY LEASE

The Company has an operating lease for its brewing facility. The lease has a term of 120 months.  Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The financial statements for the years before January 1, 2022, are not presented on the same accounting basis with respect to leases.

In July 2023, the Company entered into a 120-month lease agreement for a new brewing facility located in Norfolk, Virginia.  The lease began July 24, 2023, and requires monthly rent and fees of approximately $45,800.  The lease expires June 30, 2033.

Future payment obligations with respect to the Company’s operating leases, which were existing on June 30, 2024 by year and in the aggregate, are as follows:

Years Ending June 30,	Amount
2025	$549,600
2026	549,600
2027	562,195
2028	576,250
2029	590,656
2030 and thereafter	2,568,468

Total Future payments	$5,396,769
Less interest	(1,331,794)
Present value of lease liabilities	$4,255,574

Weighted average Months remaining as of June 30, 2024:     109

Weighted average Interest rate    4.81%

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Settlements and litigation

Three vendors prior to June 30, 2024 threatened or initiated litigation over billing disputes. All three claims have been amicably settled after June 30, 2024. In addition, the company was involved in an intellectual property dispute not involving litigation over the use of a logo by the company on one product and in some marketing. While the company did not believe an actual infringement occurred, to avoid the cost of litigation the company discontinued the use of the graphic, and is presently in the final stages of finalizing the matter. The company does not expect this matter to reach litigation.